787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 30, 2010

VIA EDGAR CORRESPONDENCE

Michael Kosoff

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

Registration Statement on Form N-14 (Securities Act File No. 333-170723) (the “Proxy Statement”)

Dear Mr. Kosoff:

The Trust filed the Proxy Statement relating to the proposed reorganization of Legg Mason ClearBridge Variable Dividend Strategy Portfolio (the “Target Fund”) with and into Legg Mason ClearBridge Variable Equity Income Builder Portfolio (the “Acquiring Fund,” and together with the Target Fund, the “Funds”) on November 19, 2010, with an effective date of December 19, 2010. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on December 9, 2010. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You requested that the Trust explain supplementally whether the Trust intends to distribute an updated amendment to the Proxy Statement to reflect certain year-end data and, if not, why not.

Response: The Funds have a fiscal year end of December 31, 2010. After the fiscal year end, the Funds’ audited fees and expenses as of December 31, 2010 will be compared with the fee and expense information included in the “Comparison of Fees and Expenses” section of the Proxy Statement. If the Trust determines that either Fund’s audited fees and expenses as of December 31, 2010 are materially higher than those presented in the Proxy Statement, the Trust will supplement the Proxy Statement accordingly. The Trust will distribute any supplement to the Target Fund’s shareholders with instructions that the supplement be distributed to variable annuity contract holders of the Target Fund as of the record date.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

December 30, 2010

Comment No. 2: You noted that substantially similar tables on the Funds’ investment objectives and strategies are presented a number of times at the beginning of the Proxy Statement and suggested that the tables be moved or revised.

Response: The Proxy Statement has been revised as requested. The first table on investment objectives and strategies remains on pages 2-4 in the “Summary—Comparison of Investment Objectives and Principal Investment Strategies” section, but the subsequent tables have been removed.

The second table, appearing in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds— Primary Investment Policies and Strategies” section, was deleted and the following disclosure was added:

There are also several differences between the Funds that are outlined in the chart in the “Summary—Comparison of Investment Objectives and Principal Investment Strategies” section on page 2.

The third table and accompanying language, in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds—Side by Side Comparison,” was deleted in its entirety.

Comment No. 3: You requested that the disclosure required by Item 3 of Form N-14 be reordered as follows: (1) synopsis, (2) principal risks and (3) fee and expense disclosure.

Response: The Trust respectfully submits that the Proxy Statement disclosure is presented in accordance with the form requirements. In summary, Item 3 of Form N-14 requires the following: (a) fee tables for the funds involved in the transaction along with pro forma fee tables, (b) a synopsis of the information contained in the prospectus, including a comparison of investment objectives and policies of the funds involved in the transaction, and (c) immediately after the synopsis, a comparison of the principal risks of the funds involved in the transaction. The Summary section of the Proxy Statement starts with a synopsis of the information contained in the Proxy Statement, which includes a comparison of the Acquiring and Target Funds’ investment objectives and policies and summarizes the transaction. The comparison of fees and expenses follows the “Comparison of Investment Objectives and Principal Investment Strategies” section of the Summary. That section is immediately followed by the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” section, in which risk factors are disclosed prominently.

Comment No. 4: You requested that either all of the information required by Item 5(a) of Form N-14 regarding the Acquiring Fund be included in the Proxy Statement or that the Acquiring Fund’s prospectus be incorporated into the Proxy Statement by reference. Item 5(a) of Form N-14 requires that the Trust furnish the information required by Items 3 through 8, 9(a), 9(b) and 10 through 14 of Form N-1A.

December 30, 2010

Response: The Trust respectfully submits that it has furnished all the information required by Items 3 to 6, 9(a), 9(b) and 10 through 14 of Form N-1A in the Proxy Statement. The disclosure required by Items 7 to 8 of Form N-1A has been added to the end of the Summary section as follows:

Tax information

Distributions made by each Fund to an insurance company separate account, and exchanges and redemptions of Fund shares made by a separate account, ordinarily do not cause the corresponding contract holder to recognize income or gain for federal income tax purposes.

Payments to broker/dealers and other financial intermediaries

Each Fund’s related companies may pay broker/dealers or other financial intermediaries (such as a bank or insurance company) for the sale of Fund shares and related services. These payments create a conflict of interest by influencing your broker/dealer or other intermediary or its employees or associated persons to recommend the Fund over another investment. Ask your financial adviser or visit your financial intermediary’s website for more information.

Comment No. 5: You requested that the “Comparison of Investment Objectives and Principal Investment Strategies” chart in the “Common Questions About The Proposed Reorganization” section of the Proxy Statement be revised to clearly state the objectives and strategies of each Fund.

Response: The Trust respectfully submits that the current disclosure clearly states the objectives and strategies of each Fund and that no additional revisions are required.

Comment No. 6: You requested that disclosure appearing prior to the table in the “Summary—Comparison of Investment Objectives and Principal Investment Strategies” section be revised to describe “sound balance sheets” and “effective management teams” based on disclosure from the Acquiring Fund’s prospectus.

Response: The disclosure has been revised as requested, as follows:

The Funds’ selection processes have many similar elements: Both Funds’ portfolio managers emphasize individual security selection and look for current dividend level, dividend growth, strong or improving balance sheets and effective management teams that exhibit a desire to earn consistent returns for shareholders.

Comment No. 7: You requested that the disclosure regarding principal strategies that appears in the Acquiring Fund’s prospectus be included in the Proxy Statement in the “Summary—Comparison of Investment Objectives and Principal Investment Strategies” section.

Response: The disclosure has been added as requested, as follows:

The portfolio managers of the Acquiring Fund believe that high quality companies with strong balance sheets coupled with strong dividend profiles are attractive candidates for long-term investment. The portfolio managers of the Acquiring Fund typically emphasize dividend-paying equity securities, with current dividend levels being the main focus and dividend growth over time being secondary. The Acquiring Fund may invest in issuers of any size.

December 30, 2010

Comment No. 8: You requested that the third and fourth paragraphs of the “Summary—Effect on Expenses” section be revised to make clear that the shareholders of the Target Fund, not the Target Fund itself, will realize changes in expenses as a result of the reorganization.

Response: The disclosure has been revised as requested, as follows:

Shareholders of the Target Fund, not the Target Fund itself, will realize changes in expenses as a result of the Reorganization.

Comment No. 9: You requested that disclosure be added to the introductory paragraph of the “Summary—Comparison of Fees and Expenses” section that the Funds’ fees and expenses do not include fees and expenses of variable accounts and would be higher if those fees and expenses were included.

Response: The disclosure has been revised as requested, as follows:

The fees and expenses do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown.

Comment No. 10: You asked us to confirm footnote (a) to the fee table since it states that fee waivers will terminate in 2012, but the fee table in the current prospectus states that the fee waivers will terminate in 2011.

Response: The Trust confirms that the fee waivers will terminate as of December 31, 2012. The contractual fee waivers have been extended by the Board of Trustees of the Trust for an additional year.

Comment No. 11: You requested that footnotes (b) and (c) be removed from the fee table. You noted that the SEC staff takes the position that fee waivers cannot be disclosed in footnotes to the fee table unless they have an impact on expenses.

Response: Footnotes (b) and (c) have been be removed from the fee table as requested. The disclosure from the footnotes has been moved to the beginning of the “Summary—Effect on Expenses” section.

Comment No. 12: You suggested that the “Comparison of Investment Objectives, Strategies and Principal Risk of Investing in the Funds—Risk Factors” section be revised so that the principal risk factors of the Acquiring Fund are described first and then compared to the risk factors of the Target Fund.

Response: The Trust respectfully submits that the disclosure in the Proxy Statement provides a clear comparison of the risk factors for each Fund, by first presenting the risks to which both Funds are subject, then those to which the Acquiring Fund only is subject and then the risks to which only the Target Fund is subject, along with a brief explanation as to why those risk factors apply to one Fund only rather than both Funds.

December 30, 2010

Comment No. 13: You stated that it was not clear whether both Funds are subject to risks of foreign investments and noted that the disclosure of foreign risk for the Funds is not identical.

Response: The Trust respectfully submits that it is clear that both Funds are subject to foreign investments risk. Since only the Target Fund is subject to emerging markets risk, there is additional foreign investments risk disclosure regarding emerging markets for the Target Fund.

Comment No. 14: You requested that disclosure be added to the “Voting Information” section that as a result of proportionate voting, the votes of a small number of contract holders could determine the matter being voted on.

Response: The disclosure has been added as requested, as follows:

As a result of proportionate voting, the votes of a small number of contract holders could determine the matter being voted on.

Comment No. 15: You requested that the accession numbers of the documents incorporated by reference be added to Appendix A, as required by Rule 411(d) under the Securities Act of 1933, as amended.

Response: The disclosure has been added as requested to Appendix A.

Accounting Comments

Comment No. 16: You noted that the information as to the amount of portfolio securities being sold as a result of the reorganization and the amount of portfolio transaction costs as a result of the reorganization were presented as of two different dates. You requested that the information be presented as of the same date and if not, to explain why.

Response: The information regarding amount of portfolio securities being sold and the related transaction costs is now presented as of the same date, September 22, 2010.

Comment No. 17: You requested that the portfolio repositioning costs be shown as an adjustment to the pro forma capitalization table.

Response: The disclosure has been revised as requested.

Comment No. 18: You requested that the caption to the pro forma financial statements included in the statement of additional information be changed to “Pro Forma Financial Information” and that the corresponding change be made to the table of contents of the statement of additional information.

Response: The disclosure has been revised as requested.

December 30, 2010

Comment No. 19: You noted that the name of the Acquiring Fund in the first paragraph of the pro forma financial information was shown incorrectly as “Legg Mason Variable ClearBridge Equity Income Builder Portfolio.”

Response: The disclosure has been revised as requested.

Comment No. 20: You requested that the estimated repositioning costs of the Target Fund be added to the pro forma financial information.

Response: The disclosure has been revised as requested, as follows:

The transaction costs associated with repositioning the portfolio are estimated to be approximately $12,000.

Comment No. 21: You requested that the pro forma financial information clearly identify the surviving fund for accounting purposes.

Response: The disclosure has been revised as requested, as follows:

The Acquiring Fund will be the surviving fund for accounting purposes.

Comment No. 22: You requested that the Trust provide Tandy representations.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Variable Equity Trust

55 Water Street

New York, New York 10041

December 30, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

N-14, Securities Act File No. 333-170723

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Form N-14 of Legg Mason Partners Variable Equity Trust, on behalf of Legg Mason ClearBridge Variable Equity Income Builder Portfolio (the acquiring fund) and Legg Mason ClearBridge Variable Dividend Strategy Portfolio (the target fund), each a series of the Trust, as filed with the Commission on November 19, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Variable Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary